Exhibit 99.1

ERO COPPER CORP.

DIVERSITY POLICY

Ero Copper Corp. (the “Company”) is committed to a merit-based system for the composition of its board of directors (the “Board”) and senior management, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination.

The Company recognizes and embraces the benefits of having diversity on the Board and in senior management. Diversity is important to ensure that members of the Board and senior management possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders. The Company believes that diversity mitigates the risk of group think, ensures that the Company has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation.

This Diversity Policy (the “Policy”) defines the Company’s policy with respect to diversity on the Board and in senior management positions at the Company.

Definition of Diversity

In this Policy, “diversity” refers to any characteristic that can be used to differentiate groups and people from one another. It includes, but is not limited to, characteristics such as gender (including gender identity and expression), education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age and disability.

The Company recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role of women in contributing to diversity of perspective, experience and expertise on the Board and at the senior management level.

Board Diversity

When identifying and considering the selection of candidates for appointment or nomination for election to the Board, the Nomination and Corporate Governance Committee (the “Committee”) will, after considering the Company’s obligations under any agreements or other arrangements concerning the appointment or nomination of individuals for election to the Board:

•	assess the Board by considering the balance of skills, experience, independence and knowledge on the Board, the Board’s cohesiveness and other factors relevant to its effectiveness;

•	consider only candidates who are highly qualified based on their experience, education, expertise, personal skills and qualities, and general and industry-specific knowledge; and

•	select individuals based on merit to enable the Board to discharge its duties and responsibilities effectively.

It is an objective of this Policy that diversity be considered in determining the optimal composition of the Board. To support the Company’s Board diversity objectives, the Committee will also:

•	consider diversity criteria when determining the composition of the Board;

•	review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind;

•	ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position; and

•	in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates, to help achieve the Company’s diversity objectives.

As part of the Company’s commitment to promoting and achieving gender diversity on the Board, the Committee has set a target for the Board’s composition of at least 30% female board members by the Company’s annual meeting of shareholder to be held in 2023.

Senior Management Diversity

When reviewing and considering the appointment of candidates for senior management positions, the Committee, the Executive Chairman and the President and Chief Executive Officer will consider only candidates who are highly qualified based on their experience, education, expertise, personal skills and qualities, and general and industry specific knowledge.

It is an objective of this Policy that diversity also be considered in connection with succession planning and the appointment of members of the Company’s senior management. To support the Company’s senior management diversity objectives, the Committee, the Executive Chairman and the President and Chief Executive Officer will, when reviewing and considering the appointment of candidates for senior management positions:

•	consider diversity criteria when determining the composition of senior management;

•	review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind;

•	ensure that appropriate efforts are made to include women in the list of candidates being considered for a senior management position;

•	in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates, to help achieve the Company’s diversity objectives;

•	monitor effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with senior management potential; and

•	continue to identify new ways to entrench diversity as a cultural priority across the Company.

On an annual basis, the Committee will assess the effectiveness of the Board and senior management appointment and nomination processes at achieving the Company’s diversity objectives and report on the same to the Board. At any given time, the Board may seek to adjust one or more objectives concerning Board and senior management diversity and measure progress accordingly.

Dated March 28, 2022.

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